

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2019

John Walker
Chief Executive Officer
Zosano Pharma Corporation
34790 Ardentech Court
Fremont, CA 94555

> **Re: Zosano Pharma Corp**
> **Registration Statement on Form S-3**
> **Filed February 14, 2019**
> **File No. 333-229686**

Dear Mr. Walker:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at 202-551-3666 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance